Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 4 DATED JUNE 28, 2018

TO THE PROSPECTUS DATED APRIL 16, 2018

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 16, 2018 (the “Prospectus”), Supplement No. 1 dated April 26, 2018, Supplement No. 2 dated May 16, 2018 and Supplement No. 3 dated June 18, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose our acquisition of the Tacara property.

Acquisition of the Tacara Property

On June 25, 2018, we acquired Tacara at Steiner Ranch (“Tacara”), a multifamily property located in Austin, Texas, from an unaffiliated third party for approximately $47.9 million, including transaction costs. Constructed in 2017, Tacara consists of 246 units with a mix of one-, two- and three-bedroom units. As of December 31, 2017, weighted average in-place rents at Tacara were approximately $1,425 per unit. Real estate taxes payable for the property for the tax year ended in 2017 were approximately $195,124.

Tacara’s location offers convenient access to employment and retail. Tacara is a Class A, approximately 235,808 square foot, garden-style multifamily community located in the master planned community of Steiner Ranch on the Northwest side of Austin. Steiner Ranch is a master-planned community, of which Tacara is the last zoned multifamily development. It is in close proximity to Lake Travis and offers views of the lake from various points across Tacara. Tacara is situated off of North Quinlan Park Road with proximate access highways providing residents direct access to Loop 360 and downtown Austin. The area boasts a number of national employers, highly-rated schools, and high median incomes and home values.

Tacara has over 15,000 square feet of indoor and outdoor amenity space, including a 9,000 square foot clubhouse with an indoor/outdoor social area and retractable walls, a hydro-massage studio and an infinity pool overlooking Lake Travis.

Consistent with most multifamily apartment properties, Tacara has lease terms that are generally one year. Changes in the demand for the apartment units may significantly affect both the occupancy and the rental rates charged to tenants at Tacara. The table below sets forth certain historical information with respect to the occupancy rate of Tacara, expressed as a percentage of total gross leasable area, and the average effective annual base rent per leased square foot.

As of December 31,	Weighted Average Occupancy	Average Effective Annual Base Rent per Leased Square Foot(1)
2017	34.87%	$2.02

(1)	Average effective annual base rent per leased square foot is determined from the annualized December base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

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